Exhibit 99.1

China Yuchai Appoints New Director

SINGAPORE, December 23, 2025/PRNewswire/ - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) wishes to announce that the Board of Directors of the Company has approved the appointment of Ms. Jiang Fei as a Director of China Yuchai with effect from December 23, 2025.

Ms. Jiang joins the Board with over 23 years of working experience with Guangxi Yuchai Machinery Company Limited ("Yuchai"). She serves as the Chairman Assistant responsible for overseeing various departments, including Legal & Compliance, and Branding & Publicity. She is also a Director of Yuchai’s Board of Directors, the Secretary of the Party Committee of Yuchai, and the Chairman of the labor union. She started her career at Yuchai as a Specialist and Supervisor of Marketing, as well as Assistant to the Department Head and Deputy Department Head of the Marketing and Sales Department. She was promoted to the Director of Executive Office between 2013 and 2018.

Ms. Jiang holds an MBA degree with a major in Business Administration from Sun Yat-sen University, one of the leading universities in China. She also has a Bachelor of Management, with a major in Marketing Management from Zhongyuan University of Technology.

The Board of Directors welcomes Ms. Jiang and believes her extensive business experience and knowledge of Yuchai will contribute to the future success of the Company. With the new appointment, the Board now comprises nine members of which three are independent directors.

About China Yuchai International

China Yuchai International Limited, through its subsidiary Guangxi Yuchai Machinery Company Limited ("Yuchai"), is one of the leading powertrain solution providers in China. Yuchai specializes in the design, manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, pickups, construction and agricultural equipment, and marine and power generation applications. Yuchai offers a comprehensive portfolio of powertrain solutions, including but not limited to diesel, natural gas, and new energy products such as pure electric, range extenders, and hybrid and fuel cell systems. Through its extensive network of regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to auto OEMs and distributors while providing after-sales services across China and globally. Founded in 1951, Yuchai has established a reputable brand name, built a strong research and development team, and achieved a significant market share in China. Known for its high-quality products and reliable after-sales support, Yuchai has also expanded its footprint into overseas markets. In 2024, Yuchai sold 356,586 engines, further solidifying its position as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "project", "targets", "optimistic", "confident that", "continue to", "predict", "intend", "aim", "will" or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements, including, but not limited to, statements concerning China Yuchai's and the joint ventures' operations, financial performance and condition, are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China, including those discussed in China Yuchai's Form 20-Fs under the headings "Risk Factors", "Results of Operations" and "Business Overview" and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date they are made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations
Kevin Theiss
Tel: +1-212-510-8922
Email: cyd@bluefocus.com